Exhibit 99.1

Magal Security Systems Obtains Israel Tax Authority Pre-Ruling for Cash Distribution

YEHUD, ISRAEL – December 28, 2020, Magal Security Systems, Ltd. (Nasdaq: MAGS), a leading international provider of comprehensive physical, video, and access control security products and solutions, as well as critical site management, announced that on Sunday, December 27, 2020, the Israel Tax Authority ("ITA") issued an interim tax pre-ruling that will enable shareholders who receive the previously announced Cash Distribution payable today to qualify for an exemption and, or a lower withholding tax, rate and thus benefit from lower rates.

Please reference the Form 6-K filed by the Company today with the Securities and Exchange Commission (SEC) for more detailed information on the taxation of the cash distribution payable on December 28, 2020.

About Magal Security Systems, LTD.

Magal is a leading international provider of comprehensive physical, video and access control security products and solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor‐made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries ‐ under some of the most challenging conditions. Magal offers comprehensive integrated solutions for critical sites, managed by Fortis ‐ our 4th generation, cutting‐edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home‐grown PIDS (Perimeter Intrusion Detection Systems), Symphony ‐ our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, and as mentioned in this press release, there is uncertainty about the spread of the Coronavirus and the impact it will have on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general.

For more information:
Magal Security Systems Ltd. Diane Hill, Assistant to the CEO +972-3-539-1421 dianeh@magal-s3.com www.magalsecurity.com	IR Contact: Brett Maas Managing Partner Hayden IR +1 646-536-7331 Brett@HaydenIR.com